Filed Pursuant to Rule 424(b)(3)
Registration No. 333-140548

APPLE REIT EIGHT, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 8 DATED JANUARY 16, 2008

SUPPLEMENT NO. 9 DATED FEBRUARY 19, 2008

SUPPLEMENT NO. 10 DATED MARCH 18, 2008

SUPPLEMENT NO. 11 DATED MARCH 27, 2008

SUPPLEMENT NO. 12 DATED APRIL 15, 2008

Supplement Nos. 8, 9, 10, 11 and 12 to be used with

PROSPECTUS DATED JULY 19, 2007

Summary of Supplements to Prospectus (See Supplements for Additional Information)

Supplement No. 8 (cumulative, replacing all prior supplements) dated January 16, 2008 reports on (a) our purchase of 11 hotels containing a total of 1,314 rooms for an aggregate gross purchase price of $251,111,616; and (b) certain purchase contracts that relate to 35 hotels containing a total of 4,028 guest rooms and that provide for an aggregate gross purchase price of approximately $526.6 million.

Supplement No. 9 dated February 19, 2008 reports on (a) our purchase of two hotels containing a total of 205 rooms for an aggregate gross purchase price of $25.7 million; and (b) certain purchase contracts that relate to two hotels containing a total of 264 guest rooms and that provide for an aggregate gross purchase price of approximately $32.3 million.

Supplement No. 10 dated March 18, 2008 (a) reports on our purchase of 10 hotels containing a total of 1,006 rooms for an aggregate gross purchase price of $119,411,000; and (b) provides our audited financial statements as of December 31, 2007 and for the year then ended.

Supplement No. 11 dated March 27, 2008 (a) reports on the status of our offering; and (b) provides certain audited financial statements with respect to our hotels.

Supplement No. 12 dated April 15, 2008 reports on (a) certain purchase contracts that relate to two hotels containing a total of 291 guest rooms and that provide for an aggregate gross purchase price of $79.25 million; and (b) information about management security holdings and compensation.

As of July 27, 2007, we completed our minimum offering of 4,761,905 units at $10.50 per unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of March 26, 2008, we had closed on the sale of 80,823,866 additional units at $11 per unit and from such sale we raised gross proceeds of $889,062,523 and proceeds net of selling commissions and marketing expenses of $800,156,271. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $939,062,523 and proceeds net of selling commissions and marketing expenses of $845,156,271.

In connection with our hotel purchases to date, we paid a total of $7,920,462, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.